Announcement, Perth, Australia
Title Orbitals OTC Bulletin Board trading symbol

PERTH, AUSTRALIA
As previously announced, trading in Orbital Engine
Corporation Limiteds American Depository Receipts ADRs has moved to the OTC Bulletin Board with effect from 1 July 2004.

The OTC Bulletin Board symbol assigned to these securities is OBTLY.

Shareholders will be able to obtain quotes for Orbitals ADRs from www.otcbb.com


ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668